SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

1.	Press release of May 17, 2004

2.	Press release of May 17, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the three months to 2 April 2004 (IFRS)

A strong start to 2004

FIRST QUARTER HIGHLIGHTS

•                  Volume of 299 million unit cases, 11% ahead of 2003,

•                  EBITDA* of €112 million, 17% ahead of 2003,

•                  Significant improvement in operating profit (EBIT) to €15 million, versus €2 million in 2003,

•                  Continued strengthening in earnings to a net loss of €12 million from a net loss of €26 million in 2003, a 54% improvement,

•                  Cash flow generated from operating activities less capital expenditure strengthened to €6 million versus a net use of cash of €12 million in Q1 2003.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘This strong first quarter performance gives us increasing confidence for the full-year and, with the continued momentum in the second quarter, we expect our full-year performance to meet the upper half of our previously communicated guidance. The improvement in profitability during the first quarter is particularly satisfying, especially as it resulted from good volume growth across all segments, effective implementation of pricing initiatives, continuing progress in cost management and our underlying execution strength.’

17 May 2004

*                 We consider EBITDA as a key measure of performance. We calculate EBITDA as   operating profit plus depreciation, amortisation and other non-cash items.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Theodoros Varelas Investor Relations Associate	Tel: +30 210 618 3181 Email: theodoros.varelas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

Overview

Our strong performance during the first quarter of 2004 reflects the continued effective execution of our strategy with solid volume growth year-on-year. During the first quarter, we successfully implemented a series of pricing and product rollout initiatives and are encouraged with the performance of each of our market segments and the growth across our product portfolio.

Volume grew by 11% in the period under review. Excluding the impact of four extra shipping days in January, compared to Q1 2003, volume grew by approximately 6%. The impact, however, of these extra days on the profitability of the first quarter was minimal. The fourth quarter of 2004, specifically December, will have three less shipping days than the same period of 2003 and accordingly, we do not expect any impact on the full year.

Our net sales revenue, on a currency neutral basis, grew by approximately 15%. Importantly, our focus on revenue management through pricing initiatives and emphasis on driving the more profitable immediate consumption packs resulted in realised growth in net sales revenue per unit case of approximately 3%. Of particular note is the performance of the 0.5L PET package which grew by approximately 20%.

As a result of the factors outlined above, net loss improved markedly in the quarter to €12 million compared to €26 million in the same period last year. EBITDA and EBIT also improved significantly over the previous period. Also of note was the strengthening of cash flow generated by operating activities less capital expenditure to €6 million versus a net use of cash of €12 million in Q1 2003.

The water businesses that we acquired in late 2003, Romerquelle in Austria and Multivita in Poland, performed well contributing 3% to the group’s volume and 1% to the group’s EBITDA during the first quarter of 2004.

Operational Review by Reporting Segments

	Volume (million unit cases)			EBITDA (€ million)
1st Quarter	2004	2003	% Change	2004	2003	% Change
Established Markets	129.1	116.7	+11%	70.5	62.0	+14%
Developing Markets	54.0	50.7	+7%	7.8	6.2	+26%
Emerging Markets	116.1	102.3	+13%	33.2	27.1	+23%
Coca-Cola HBC	299.2	269.7	+11%	111.5	95.3	+17%

Established markets

Volume

Unit case volume was 129 million for the first quarter of 2004, 11% above prior year. Austria was one of the key contributors to this segment primarily driven by Römerquelle, the mineral water business acquired in late 2003. Italy continued to perform well with achievement of mid-single digit volume growth despite a price increase in January 2004. Greece also delivered solid volume growth in the first quarter of this year.

EBITDA

Established markets contributed €71 million to the group’s EBITDA for the first quarter of 2004, 14% above prior year. Italy continues to deliver double digit EBITDA growth as a result of the volume performance noted above, favourable mix and earlier adoption of price increases during the quarter compared to the first quarter of 2003. In addition, both Austria and Switzerland reported solid improvements in EBITDA. These increases were driven primarily by strong execution in both markets, particularly effective revenue management in Austria and certain cost initiatives in Switzerland.

Developing markets

Volume

Unit case volume was 54 million for the first quarter of 2004, 7% above prior year. We were particularly encouraged by the performance of these markets given the pricing initiatives implemented in order to protect our margins from the anticipated increased costs, principally related to sugar. Poland continued to perform well assisted by strong execution of our local strategy including the performance of Multivita, the mineral water company recently acquired. In addition, Hungary and Czech Republic delivered double-digit volume growth driven by continued improvement in market execution.

EBITDA

Developing markets contributed €8 million to group EBITDA for the first quarter of 2004, 26% above prior year. Poland and Czech Republic were the key contributors to the significant EBITDA growth in this segment in the first quarter of 2004. Poland’s double digit EBITDA growth was driven by price increases and the successful development of the immediate consumption channels. Czech Republic grew volume across all key categories with a notable improvement in channel mix.

Emerging markets

Volume

Unit case volume was 116 million for the first quarter of 2004, 13% above prior year. Russia continued to perform well in the first quarter posting volume growth of over 20%. Romania grew volume in double digit rates with a continued strong performance from Dorna, the mineral water company acquired in 2002. While volume in Nigeria grew by approximately 3%, we expect volume growth for the full year to be in high single digits as our recent launch of 5-Alive juices and increase in our capacity for water are executed.

EBITDA

Emerging markets contributed €33 million to group EBITDA for the first quarter of 2004, 23% above prior year. Romania was a key contributor in the segment in terms of EBITDA growth impacted by solid volume performance, real price increases and the continued favorable sales mix. Russia recorded a positive EBITDA in the first quarter of 2004 versus an EBITDA loss in the same period last year.

Group Financial Review

	First quarter
	2004	2003	% Change
	€ million	€ million

Volume in unit cases (in millions)	299.2	269.7	+11%

Net sales revenue	885.1	800.6	+11%

Cost of goods sold	(537.7)	(501.7)	+7%

Gross profit	347.4	298.9	+16%

Total operating expenses	(332.4)	(297.0)	+12%

Operating profit (EBIT)	15.0	1.9	>100%

EBITDA	111.5	95.3	+17%

Net loss	(12.1)	(26.3)	+54%

Basic and diluted EPS (in euros)	(0.05)	(0.11)	+55%

Net sales revenue

Net sales revenue for the first quarter of 2004 increased by approximately 11% versus the first quarter of 2003. Excluding the impact of the foreign currency translation, net sales revenue for the quarter increased by approximately 15%. Net sales revenue per unit case for the quarter, excluding the impact of the foreign currency translation, increased approximately 3% as a result of the effective revenue management including pricing initiatives and favourable package/channel mix.

Cost of goods sold

The average cost of goods sold per unit case for the quarter decreased to €1.80 in 2004 from €1.86 in 2003. The decrease was principally driven by the continued benefit from the strong euro impacting our purchase of US dollar denominated commodities as well as the continued focus on optimisation of our supply chain.

Gross profit

Gross profit margin increased to 39.2% compared to 37.3% for the first quarter of 2003.  This margin improvement resulted from the pricing realisation of approximately 3%, noted above, and our focused efforts to manage costs and improve production efficiencies.

Operating profit (EBIT)

Our first quarter operating profit grew to €15.0 million in 2004 from a profit of €1.9 million for the first quarter of 2003. This increase is attributable to the strong gross profit margin improvement noted above.

Tax

Our underlying effective tax rate, excluding the amortisation of, and adjustments to, intangible assets was approximately 42% versus 62% for the same period last year. The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We continue to expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 29% (excluding reductions from the recognition of previously unrecognised accumulated tax losses).

Net loss

The net result for the Group improved by 54% to a net loss of €12.1 million versus a net loss of €26.3 million for the first quarter of 2003.  This improvement reflects the strong growth in operating profit as well as the favourable interest rate environment versus the first quarter last year.

Cash flow

Cash flow generated from operating activities was €75 million versus €69 million in 2003, a 9% increase. After deducting capital expenditure the quarter had positive cash flows of approximately €6 million versus a net use of cash of €12 million in the first quarter of 2003.

Capital Expenditure

CCHBC had net expenditure of approximately €70 million on fixed assets for the first quarter of 2004.  We continue to focus investment on increasing the availability of chilled beverages in the higher margin immediate consumption channel by continuing to invest in cold drink equipment. In addition, we continue to focus on our return on invested capital by effectively redeploying assets and equipment within the Group to minimize cash outflows.

Acquisition of Croatian Water Company Gotalka d.o.o.

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition involved a production facility at Budinscina and the mineral water brand Bistra.

2004 Full Year Outlook

On 1 May, 2004 eight of our countries joined the European Union. This is a positive development in the medium to long-term as the local economies should get stronger leading to improved purchasing power of consumers. In the short term, as we previously communicated, there will be some immediate costs associated with the EU accession (principally related to sugar cost) which are factored into our 2004 guidance.

Our results in the first quarter of the year, although seasonally less significant than the rest of the quarters, provided a strong start to the year. As we approach the summer selling season, we are confident that we will meet the upper half of our previously communicated full year performance goals:

•                  Volume growth of 6% - 8%,

•                  EBITDA growth of 10% - 12%,

•                  EBIT growth of 25% - 30%,

•                  Net profit of €140 - €150 million,

We continue to expect our effective tax rate to be 29% and our capital expenditure to be in the range of €350 - €365 million.

Our Return on Invested Capital is now expected to improve by over 125 basis points, against previous guidance of over 100 basis points. Post completion of our leveraged re-capitalisation, we estimate our current Weighted Average Cost of Capital to be in the range of 9.0-9.5%.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2004 first quarter results on 17 May 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of the recent leveraged re-capitalisation on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

 Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Consolidated income statement (unaudited)

	Note	Three months to 2 April 2004	Three months to 28 March 2003
		€ million	€ million

Net sales revenue	3	885.1	800.6

Cost of goods sold		(537.7)	(501.7)

Gross profit		347.4	298.9

Operating expenses		(302.9)	(268.7)

Amortisation of, and other adjustments to, intangible assets	4	(29.5)	(28.3)

Total operating expenses		(332.4)	(297.0)

Operating profit (EBIT)	3	15.0	1.9

Finance costs	5	(8.7)	(12.7)

Unrealised gain on available-for-sale investments		0.3	—

Share of results of associates		0.2	0.6

Profit (loss) before taxation		6.8	(10.2)

Taxation	6	(15.2)	(11.2)

Loss after taxation		(8.4)	(21.4)

Minority interests		(3.7)	(4.9)

Net loss		(12.1)	(26.3)

Basic & diluted earnings per share (euros)	7	(0.05)	(0.11)

Volume (million unit cases)	3	299.2	269.7

EBITDA (€ million)	3	111.5	95.3

Condensed consolidated balance sheet (unaudited)

	Note	As at 2 April 2004	As at 28 March 2003	As at 31 December 2003
		€ million	€ million	€ million
Assets
Intangible assets	8	1,779.5	1,843.5	1,805.2
Property, plant and equipment	8	2,060.4	2,037.6	2,000.2
Other non-current assets		47.7	29.5	29.5

Total non-current assets		3,887.6	3,910.6	3,834.9

Inventories		338.7	332.9	298.9
Trade and other receivables		676.4	674.7	695.1
Cash and cash equivalents		37.3	81.5	39.4

Total current assets		1,052.4	1,089.1	1,033.4

Total assets		4,940.0	4,999.7	4,868.3

Liabilities
Short-term borrowings		394.7	539.1	397.3
Other current liabilities		880.2	816.2	840.2

Total current liabilities		1,274.9	1,355.3	1,237.5

Long-term borrowings		1,357.4	963.6	1,325.4
Other non-current liabilities		303.7	217.2	316.1

Total non-current liabilities		1,661.1	1,180.8	1,641.5

Shareholders’ equity		1,918.3	2,370.5	1,908.9
Minority interests		85.7	93.1	80.4

Total equity		2,004.0	2,463.6	1,989.3

Total equity and liabilities		4,940.0	4,999.7	4,868.3

Condensed consolidated cash flow statement (unaudited)

	Note	Three months to 2 April 2004	Three months to 28 March 2003	Year ended 31 December 2003
		€ million	€ million	€ million
Operating profit		15.0	1.9	257.6
Depreciation of property, plant and equipment	8	67.0	65.1	279.5
Amortisation of intangible assets	4	24.8	28.3	112.8
Other non-cash items	4	4.7	—	14.8
	3	111.5	95.3	664.7

Loss on disposal of property, plant and equipment		0.2	0.1	8.1
Increase in inventories		(34.0)	(20.9)	(2.2)
(Increase) decrease in trade and other receivables		(9.1)	2.0	28.0
Increase in trade payables and other liabilities		18.5	2.2	21.4
Taxation paid		(12.5)	(9.5)	(76.2)
Cash flow generated from operating activities		74.6	69.2	643.8

Investing activities:
Payment for purchase of property, plant and equipment		(69.0)	(80.8)	(350.9)
Receipts from disposal of property, plant and equipment		2.8	1.7	15.0
Net proceeds from sale / payments for investments		6.0	1.1	(0.5)
Net payments for acquisition of subsidiaries		(2.1)	(1.9)	(141.4)
Proceeds from sale of trademark		—	5.3	7.6
Net cash used in investing activities		(62.3)	(74.6)	(470.2)

Financing activities:
Return of capital to shareholders		(0.4)	—	(472.9)
Expenses relating to return of capital to shareholders		—	—	(5.8)
Proceeds from issue of shares to employees		—	—	3.4
Net increase (decrease) in borrowings		1.0	(11.9)	340.7
Net interest paid		(13.0)	(10.3)	(46.6)
Net dividend paid to group shareholders and minority interests		—	—	(50.4)
Net cash from financing activities		(12.4)	(22.2)	(231.6)

Decrease in cash and cash equivalents		(0.1)	(27.6)	(58.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		39.4	105.5	105.5
Decrease in cash and cash equivalents		(0.1)	(27.6)	(58.0)
Effect of changes in exchange rates		(2.0)	3.6	(8.1)

Cash and cash equivalents at 31 December		37.3	81.5	39.4

Condensed consolidated statement of movements in shareholder’s equity (unaudited)

	2 April 2004	28 March 2003	31 December 2003
	€ million	€ million	€ million

Balance as at 1 January	1,908.9	2,443.0	2,443.0
Net profit (loss)	(12.1)	(26.3)	115.0
Foreign currency translation	25.6	(46.7)	(131.8)
Gains (losses) on cash flow hedges recognised in equity (net of applicable income taxes of 2004:€0.3m, 2003:€0.4m)	(3.7)	0.6	3.9
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of applicable income taxes of €0.7m)	—	—	(1.1)
Gains on cash flow hedges reclassified from equity and reported in net profit (net of applicable income taxes of €0.4m)	—	—	(0.9)
Return of capital to shareholders	—	—	(473.3)
Expenses relating to return of capital to shareholders (net of applicable income taxes of €2.1m)	—	—	(4.0)
Shares issued to employees exercising stock options	—	—	3.4
Dividends	—	—	(45.0)
Movement in shares held for equity compensation plan	(0.4)	(0.1)	(0.3)
Closing balance	1,918.3	2,370.5	1,908.9

Notes to the condensed consolidated financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and should be read in conjunction with the 2003 annual financial statements, which include a full description of the Group’s accounting policies.

2.                                      Exchange rates

For Coca-Cola HBC (‘CCHBC’), we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to March		2 April 2004	31 December 2003
	2004	2003
US dollar	1.25	1.07	1.22	1.26
UK sterling	0.68	0.67	0.67	0.70
Polish zloty	4.79	4.19	4.73	4.65
Nigerian naira	168.10	136.09	163.09	172.70
Hungarian forint	257.15	246.50	248.97	260.90
Swiss franc	1.57	1.47	1.56	1.56
Russian rouble	35.40	33.74	34.96	37.13

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months to 2 April 2004	129.1	507.3	70.5	19.9
3 months to 28 March 2003	116.7	456.4	62.0	14.3
12 months to 31 December 2003	552.8	2,189.5	363.6	149.3

Developing markets
3 months to 2 April 2004	54.0	136.6	7.8	(9.0)
3 months to 28 March 2003	50.7	125.6	6.2	(11.3)
12 months to 31 December 2003	276.4	712.7	96.9	22.6

Emerging markets
3 months to 2 April 2004	116.1	241.2	33.2	4.1
3 months to 28 March 2003	102.3	218.6	27.1	(1.1)
12 months to 31 December 2003	530.1	1,161.5	204.2	85.7

Total CCHBC
3 months to 2 April 2004	299.2	885.1	111.5	15.0
3 months to 28 March 2003	269.7	800.6	95.3	1.9
12 months to 31 December 2003	1,359.3	4,063.7	664.7	257.6

4.                                      Amortisation of, and adjustments to, intangible assets

During the first quarter, CCHBC recognised deferred tax assets on losses that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €4.7 million has been recorded in operating expense and a deferred tax credit of €4.7 million included within taxation on the income statement.

	Three months to 2 April 2004	Three months to 28 March 2003
	€ million	€ million
Amortisation of intangible assets	24.8	28.3
Recognition of pre-acquisition deferred tax assets through goodwill	4.7	—
Total amortisation of, and adjustments to intangible assets	29.5	28.3

5.                                      Finance costs

	Three months to 2 April 2004	Three months to 28 March 2003
	€ million	€ million
Interest expense	15.3	15.5
Net foreign exchange translation gains	(3.8)	—
Fair value (gains) losses on interest rate swaps	(0.2)	(1.3)
Interest income	(2.6)	(1.5)
Total finance costs	8.7	12.7

6.                                      Taxation

The underlying effective tax rate for the Group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill, which is not deductible for tax purposes. Tax rates in the countries in which the group operates range from 0%-37%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current year’s operations.

We anticipate the effective tax rate, excluding both the amortisation of goodwill and the recognition of previously unrecognised accumulated net losses, will be approximately 29% for the full year 2004.

7.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit (loss) attributable to shareholders by the weighted average number of shares in issue during the period (2004: 236,925,277 and 2003: 236,668,596 shares).

8.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2004	2,000.2	1,805.2
Additions	94.9	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(4.7)
Arising on current year acquisitions	4.2	4.4
Disposals	(3.0)	—
Depreciation/amortisation	(67.0)	(24.8)
Foreign exchange differences	31.1	(0.6)
Closing net book value as at 2 April 2004	2,060.4	1,779.5

9.                                      Dividends

The directors propose a dividend of €0.20 per share (totalling €47.4 million) for the year ended December 31, 2003. The dividend will be submitted for approval at the Annual General Meeting to be held on 11 June 2004.

10.                               Contingencies

There have been no significant changes in contingencies since 31 December 2003 (as described in the 2003 Annual Financial Statements).

11.                               Recent acquisitions

a)                                      Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp. z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition included a production facility at Tylicz and the mineral water brand Multivita.

b)                                     Römerquelle GmbH

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with the assumption of debt of an additional €6.4 million.

c)                                      Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition involved a production facility in Atalanti and the brands Tsakiris and City. Cash consideration was €6.2 million (excluding costs), with the assumption of debt of an additional €9.3 million.

d)                                     Gotalka

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2 million (excluding costs).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces management change

Athens, Greece – 17 May 2004 – Coca-Cola Hellenic Bottling Company S.A.

(Coca-Cola HBC, CCHBC, the Company) announced today that Mr Bill Douglas, has informed the board of his intention to return to his native USA. Mr Douglas, who has spent the last thirteen years in various senior positions within the Coca-Cola system in Europe, will be leaving the Company in July, having effected a smooth and efficient hand-over. Mr Douglas will be joining Coca-Cola Enterprises, the largest bottler of the Coca-Cola system, and his duties will be the subject of a separate announcement issued by them.

Mr Nik Jhangiani will replace Mr Douglas as the Company’s Chief Financial Officer. A full biography of Mr Jhangiani is provided below.

Doros Constantinou, Managing Director of CCHBC commented: “The last four years have seen our business transformed, from its inception as Coca-Cola HBC, into the unqualified success that it is today. During this period, Bill has built and managed a strong cross-border team, which has been central to this growth and development. We appreciate his substantial contribution to the business and I am also personally grateful for the support he has given me over the past year. I reluctantly accept his decision, appreciating that the time has now come for him to return to the USA.

“The legacy of this success is that we are able to promote such a capable internal candidate, with particularly strong credentials and a deep knowledge of our business. I am sure that Nik will prove to be as successful in the role as Bill has been”.

Commenting, Bill Douglas said: “My years at Coca-Cola HBC have been extremely satisfying and enjoyable. I am very proud of what our team has achieved, and grateful for the support of our Chairman and the rest of the CCHBC board throughout my tenure. The time is now right for me to join my family, who decided to return to the US a year ago. I am pleased to be able to hand over my responsibilities to a colleague whose professional capabilities and integrity I know and respect.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Biography of Nik Jhangiani

Nik Jhangiani joined The Coca-Cola Company in 1998 as an international audit manager responsible for the Asia-Pacific Group based out of Atlanta. In September 2000, Nik transferred to Coca-Cola HBC as the Director of Corporate Audit based in Vienna, where he was instrumental in establishing a solid communication link between the Audit Committee and senior management and successfully integrated the audit process across the Group.

In January 2002, Nik was promoted to his current role of Group Controller. During the last two years, he has worked closely with both the CFO and the Investor Relations team, coordinating the external reporting and disclosure/compliance requirements under US GAAP and IFRS reporting standards. In addition, he established an integrated financial services team serving as the communication link and relationship builder between the field operations and CCHBC’s headquarters. The role of the financial controller within CCHBC is closely linked with the group strategic planning activities. Nik has been an integral part of the team which shaped CCCHBC post inception: acquiring the Russian and Baltic territories, co-ordinating CCHBC’s listing in the NYSE and executing a €473m leveraged re-capitalisation of the Company’s balance sheet.

Prior to joining the Coca-Cola system, Nik has held various audit and operational finance roles with Colgate-Palmolive Company, including serving as Finance Director for their start-up operation in Nigeria for three years. He started out his career in the New York office of Deloitte and Touche.

Nik is married with two children, lives in central Athens and is a citizen of the United States.

ENQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: ++30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 19, 2004